CM

06006369

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
RECEIVED
MAR 3 0 2006
Washington, DC
213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
(A)
revised

SEC FILE NUMBER
8- 66769

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-05 (MM/DD/YY) AND ENDING 12-31-05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SINCLAIR + CO. LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 OLD KINGS HIGHWAY SOUTH STE 250
(No. and Street)

DARIEN (City) CT (State) 0 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LAWRENCE GALVIN 203-202-2111
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STANLEY P. WIRTHEIM CPA
(Name — if individual, state last, first, middle name)

98 CUTTER MILL RD (Address) GREAT NECK (City) NY (State) 11021 (Zip Code)

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CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Laurence Galvin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sinclair + Company LLC, as of December 31, ~~19~~ 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

CEO
Title

[signature]
Notary Public

Karen Pacchiano
Notary Public
State of Connecticut
My Commission Expires
November 30, 20[illegible]

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SINCLAIR & COMPANY. LLC
(SEC I.D. No. 8-66769)

Statement of Financial Condition and Independent Auditor's Report as of December 31, 2005 and Supplemental Report on Internal Control

Filed in Accordance with SEC Rule 17a-5(e)(3) as a Public Document.

SINCLAIR & COMPANY, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2005

CONTENTS

TEL: 516-773-6280
FAX: 516-482-2035
E-MAIL: STANPW@AOL.COM

STANLEY P. WIRTHEIM
CERTIFIED PUBLIC ACCOUNTANT

98 CUTTER MILL ROAD, SUITE 364S
GREAT NECK, NY 11021

INDEPENDENT AUDITOR'S REPORT

Sinclair & Company, LLC
30 Old Kings Highway South, Ste 250
Darien, CT 06820

I have audited the accompanying statement of financial condition of Sinclair & Company, LLC (the "Company") as December 31, 2005, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sinclair & Company, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stanley P. Wirtheim CPA

January 31, 2006

SINCLAIR & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Current assets:		
Cash and cash equivalents	$15,531	
Accounts receivable	9,838	
Prepaid expenses	850	
Total current assets		$26,219
Fixed assets (net of depreciation of $201)		1,832
Other assets:		
Organization costs (net of accumulated amortization of $1,555)	4,275	
Security deposits	850	
		5,125
		$33,176

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:	
Accounts payable and accrued expenses	$ 7,235
Commitment and contingency (Notes 1 and 3)	-
Members' equity	25,941
	$33,176

See notes to financial statements.

SINCLAIR & COMPANY, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2005

Revenues		$39,753
Expenses:		
General and administrative	$78,798	
Professional and compliance	11,802	
Depreciation and amortization	1,367	
Total expenses		91,967
Net (loss) from operations		(52,214)
Add interest income		68
Net (loss)		($52,146)

See notes to financial statements.

SINCLAIR & COMPANY, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2005

Members' equity at beginning	$25,678
Add: Equity contributed by member	52,409
	78,087
Less: Net (loss)	(52,146)
Members' equity at end	$25,941

See notes to financial statements.

SINCLAIR & COMPANY, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:	
Net (loss)	($52,146)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	1,367
Changes in operating assets and liabilities:	
(Increase) decrease in operating assets and liabilities:	
(Increase) in accounts receivable	(9,838)
(Increase) in prepaid expenses	(850)
Increase in security deposits	(850)
Increase in accounts payable	7,235
Net cash (used) by operating activities	(55,082)
Cash flows from financing activities:	
Contributions from members	52,409
Net cash provided by financing activities	52,409
Cash flows from investing activities:	
Addition to fixed assets	(2,033)
Net cash (used) by investing activities	(2,033)
Net (decrease) in cash	(4,706)
Cash, beginning of year	20,237
Cash, end of year	$15,531
Supplemental data:	
Cash paid for interest	-
Cash paid for taxes	-

See notes to financial statements.

1. SIGNIFICANT ACCOUNTING POLICIES:

Business

SINCLAIR & COMPANY, LLC, ("Company") was formed under the Limited Liability Company statues of the State of Delaware on August 13, 2004. The Company is registered as a broker and dealer in securities pursuant to the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Company does not have any customers for which it clears transactions. Its primary source of income is from acting as a referral agent for investments and or loans to its clients.

Securities Transactions

Securities transactions, if any, and related commission revenues and expenses are recorded on a trade date basis. Marketable securities, if any, are valued at quoted market prices and securities not readily marketable are valued at fair value as determined by the Company. Unrealized gains and losses are included in investment and trading gains.

Cash Equivalents

Cash equivalents are highly liquid investments purchased with original maturities of three months or less.

Accounts Receivable

Accounts receivable represent commissions or participation fees due at period ended. Where no information is available as to income earned from third parties no receivable accrual was made.

Income taxes

The Company is a Limited Liability Company taxed as a partnership and as such all of its income and expenses are included with those of its members. Therefore no provision has been made for any income taxes as they are the responsibility of its members.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Depreciation

The Company's fixed assets consist primarily of computers as the office rent includes furniture. Depreciation is computed by using the straight line method over the estimated useful lives of the assets as follows:

Computers	5 years

Investment Banking

Investment banking and advisory fees arise from securities offerings in which the Company acts as an underwriter or agent. Investment banking fees are recorded on offering date, or completion of transaction date.

Organization Costs

Organization costs are being amortized on a straight line basis over a five year period.

2. FIXED ASSETS

The Company's fixed assets consist of the following:

	Cost	Accumulated Depreciation	Book Value
Computer equipment	2,033	201	1,832
Totals	$2,033	$201	$1,832

3. RELATED PARTY TRANSACTIONS

At year end there were no inter-company receivables or payables with any related parties.

4. REGULATORY NET CAPITAL REQUIREMENTS

As a registered broker/dealer, the Company is subject to the provisions of the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis. As of December 31, 2005, the Company had regulatory net capital of $14,817 and a regulatory net capital requirement of $5,000. The Company's net capital ratio was 2.96 to 1.0.

5. FEDERAL INCOME TAXES

As described in Note 1, the Company is a Limited Liability Company taxed as a partnership and as such any income tax liability is the responsibility of its members.

6. COMMITMENTS AND CONTINGENCIES

The Company occupies its current office space on a month to month basis. The monthly rent is $850 plus applicable expenses. Rent expense was $9,350 for the year ended December 31, 2005.

7. CONCENTRATION OF CREDIT RISK

The Company maintains checking and money market accounts with balances totaling approximately $15,000 as of December 31, 2005. These accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. Although some transactions represented more than 10% of its revenue the Company does not perceive any risk as most of its transactions are non-recurring.

8. FAIR VALUE ON FINANCIAL INSTRUMENTS

The financial instruments of the Company are reported in the statement of financial condition at fair value or at carrying amounts that approximate fair value because of the short maturity of such instruments, except for the subordinated borrowings, if any.

The fair values of the Company's subordinated borrowings are determined using contractual cash flows discounted at current interest rates offered to the Company for debt with substantially the same characteristics and maturities. The fair values of such instruments approximate their carrying amounts at December 31, 2005.

SUPPLEMENTAL MATERIAL

SINCLAIR & COMPANY, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AND STATEMENT PURSUANT TO RULE 17a-5(d)(4)

AS OF DECEMBER 31, 2005

Computation of net capital pursuant to rule 15c3-1		
Computation of net capital		
Total member's equity from statement of financial condition		$ 25,941
Deductions and/ or charges	-	
Nonallowable assets:		
Prepaid expenses and other receivables	$9,292	
Fixed assets net of depreciation	1,832	
		11,124
Net capital		$ 14,817
Computation of basic net capital requirements		
Minimum net capital required, 6 2/3% of $7,235 pursuant to Rule 15c3-1		$ 483
Minimum dollar net capital requirement of broker dealer		$ 5,000
Net capital requirement		$ 5,000
Excess net capital		$ 9,817
Computation of ration aggregate indebtedness to net capital		
Total aggregate indebtedness		$ 7,235
Percentage of aggregate indebtedness to net capital		49%

Statement pursuant to rule 17a-5(d)(4)
A reconciliation with the Company's computation of net capital as reported in the unaudited Part IIA of From X-17A-5 is as follows:

Net capital per Part IIA of From X-17A-5 as originally reported	$ 14,816
Net increase due to rounding	1
Net capital pursuant to Rule 15c3-1	$ 14,817

SINCLAIR & COMPANY, LLC

INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15C3-3

AS OF DECEMBER 31, 2005

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule

TEL: 516-773-6280
FAX: 516-482-2035
E-MAIL: STANPW@AOL.COM

STANLEY P. WIRTHEIM
CERTIFIED PUBLIC ACCOUNTANT

98 CUTTER MILL ROAD, SUITE 364S
GREAT NECK, NY 11021

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Sinclair & Company, LLC
30 Old Kings Highway South, Ste 250
Darien, CT 06820

In planning and performing my audit of the financial statements of Sinclair and Company, LLC (the "Company") for the year ended December 31, 2005 (on which I issued my report dated January 31, 2006), I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the redemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices an procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or if such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

My consideration of the Company's internal control would not necessarily disclose all matters in the

Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices, and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Associated of Securities Dealers, and other regulatory agencies that rely on Rule 17a5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should be used by anyone other than these specified parties.

Stanley Perlmutter CPA

Great Neck, New York
February 21, 2006